SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of June, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  'Directorate Change '

2nd June 2011

  AVIVA ANNOUNCES TREVOR MATTHEWS TO REPLACE MARK HODGES AS UK CEO

Aviva plc ("Aviva") announces that it has appointed Trevor Matthews as CEO of its UK region and as an executive director of Aviva, subject to FSA approval. Trevor will replace Mark Hodges who has today resigned from the board of Aviva plc to join Towergate Insurance as its group chief executive.

Trevor Matthews is currently vice chairman of Friends Life and was previously CEO of Friends Provident Holdings (UK) plc.  Amongst other senior positions, he was also chief executive of Standard Life's UK life and pensions business, managing director of Legal & General in Australia and is currently Chairman of the Financial Skills Partnership in the UK.

Andrew Moss, group chief executive of Aviva, said:
"After a successful career at Aviva I am very sorry to see Mark leave, but we understand that he wishes to take on a different challenge at this stage in his career. We wish him well in his new position.

"I am delighted that Trevor Matthews has agreed to join Aviva as the UK CEO and as an executive director. Trevor has an outstanding track record of achievement in insurance globally and will be a strong addition to our leadership team.''

Trevor Matthews said:
"It is a privilege to join Andrew Moss and the Aviva leadership team. Aviva is a business that I have always admired and seen as a formidable competitor in my previous roles. Over the coming years I am confident that Aviva UK will continue to strengthen its position as the country's undisputed leader in insurance."

Trevor Matthews will join Aviva as soon as possible. David Barral, CEO UK Life, and David McMillan, CEO UK General Insurance, will continue to run Aviva's market leading insurance operations in the UK with responsibility for driving forward plans to further improve profitability, expand distribution and effectively serve customers' needs.

Enquiries:

Media
Nigel Prideaux                                                                         +44 (0)20 7662 0215

Analysts
Charles Barrows                                                                     +44 (0)20 7662 8115

Biographical information on Trevor Matthews

Trevor Matthews is a highly experienced financial services CEO with a strong track record of leading profitable businesses in the UK and internationally. He is currently vice chairman of Friends Life and from 2008 to 2011 was CEO of Friends Provident Holdings (UK) plc and, following the acquisition by Resolution, Friends Life.

Trevor was responsible for leading Friends Provident through its acquisition by Resolution in November 2009 and for the successful takeover and integration of the majority of AXA UK's life business in September 2010 and Bupa's life insurance business in January 2011.

Between 2004 and 2008 Trevor Matthews led Standard Life's UK life and pensions business, one of the UK's leading life insurance companies with 4.5 million customers. Trevor was responsible for Standard Life's successful operational performance and improved the profitability of UK sales from a loss of £133m in 2004 to a profit of £167m in 2006. Whilst at Standard Life Trevor was responsible for a reduction in expenses, revised product mix, high levels of customer service and the introduction of award winning products and services such as self invested personal pension (SIPP) and wrap platforms.

Trevor also has extensive experience internationally, as President and CEO of Manulife in Japan, Chairman of Manulife Bank in Canada and managing Director of Legal & General's life insurance business in Australia.

He is also Chairman of the Financial Skills Partnership in the UK, a board member of the Association of British Insurers and was previously President of the Chartered Insurance Institute.

Background information on Aviva UK

Aviva is the UK's largest insurer with 19 million customers and one in three households has a relationship with us. Our combination of life, health and general insurance is unique in its scale and breadth in the UK market.  We are ranked as one of the UK's top ten most valuable brands and we've been voted the UK's top insurer by insurance intermediaries across life, general insurance and health.  We are the number one bancassurance provider and have become the partner of choice for many of the UK's biggest organisations.

In 2010 our UK business delivered total IFRS operating profit growth of 21% to £1,411m. The life business achieved record operating profits, up 26% to £850m and in general insurance profits increased 8% to £579m with a combined operating ratio of 96% and sales increasing every quarter during the year.  We have had a good start to 2011 with general insurance net written premiums up 20% to over £1 billion in the first quarter 2011 and since the start of 2010 we have attracted 580,000 additional new motor customers.  Underlying life and pension sales were up 7%, excluding bulk purchase annuity sales, and profitability increased with an IRR of 16%.

Notes to editors:

•
In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Trevor Matthews. Mr Matthews was formerly a director of Standard Life plc and Friends Provident Holdings (UK) plc.

•	At the date of this announcement, Trevor Matthews has no beneficial interests in ordinary shares of Aviva.

•	Aviva is the world's sixth largest insurance group, serving over 53 million customers across Europe, North America and Asia Pacific

•
Aviva's main business activities are long-term savings, general insurance, and fund management,  with worldwide total sales of  £47.1 billion and funds under management of £402 billion at 31 December 2010

•	We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

•	The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

•	For broadcast-standard video, please visit
•	www.aviva.com/media/video/

•	Follow us on twitter:
•	www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  02 June 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary